# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Sono Group N.V., CIK 0001840416
CUSIP: N81409125
Title of class of securities: Common Stock
Address of issuer's principal executive offices: Waldmeisterstrasse 93, MUNICH, Germany (2M), 80935
Date of event which requires filing of this statement: 09/28/2026
Filed by CIK 0002096493
Persons authorized to receive notices and communications: Riveles Wahab LLP, 60 East 42nd Street, Suite 3130, New York City, New York (NY), 10165, (212) 785-0076

## Reporting persons
- Alpine Fox Capital LLC (CIK 0002096493): type of reporting person: other (OO); citizenship or place of organization: Nevada (NV); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 315,295; sole dispositive power 0; shared dispositive power 315,295; aggregate amount beneficially owned 315,295 (21.5% of the class)
  Comment: Nevada limited liability company operating as an exempt reporting adviser.
- Alpine Fox, LP (CIK 0001955754): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 315,295; sole dispositive power 0; shared dispositive power 315,295; aggregate amount beneficially owned 315,295 (21.5% of the class)
  Comment: Delaware limited partnership operating as an investment fund exempt from the registration requirements of the Investment Company Act by Section 3(c)(1).

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Sono Group N.V.
Address of issuer's principal executive offices: Waldmeisterstrasse 93, MUNICH, Germany (2M), 80935

## Item 2. Identity and Background
Name of person filing:
Alpine Fox Capital LLC, a Nevada limited liability company

Alpine Fox, LP, a Delaware limited partnership
Residence or business address: The principal business address of each Reporting Person and the business address of Michael Alfred is 304 S. Jones Blvd, #155, Las Vegas, NV 89107.
Present principal occupation or employment: Alpine Fox Capital LLC's principal business is serving as the general partner of Alpine Fox, LP. Alpine Fox, LP's principal business is investing in securities. Michael Alfred's principal occupation is serving as Manager of Alpine Fox Capital LLC, whose principal business address is 304 S. Jones Blvd, #155, Las Vegas, NV 89107.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons nor Michael Alfred has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons nor Michael Alfred has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
Citizenship:
Alpine Fox Capital LLC is a Nevada limited liability company.

Alpine Fox, LP is a Delaware limited partnership.

Michael Alfred is a citizen of the United States and a resident of Nevada.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The securities reported herein were purchased with the working capital of Alpine Fox, LP, a Delaware limited partnership. No part of the purchase price was represented by funds borrowed for the purpose of acquiring, holding, trading, or voting the securities. Alpine Fox Capital LLC, as the general partner of Alpine Fox, LP, did not use its own funds to acquire the securities. Alpine Fox Capital LLC may be deemed to beneficially own the securities by virtue of its position as general partner of Alpine Fox, LP.

The aggregate purchase price of the securities reported herein was approximately $370,691, excluding brokerage commissions and other execution costs.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired the securities reported herein for investment purposes. The Reporting Persons have no present plans or proposals that relate to or would result in any of the transactions or matters described in Items 4(a) through 4(j) of Schedule 13D, including, without limitation, any plans or proposals to change or influence the control of the Issuer.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer's financial condition and strategic direction, actions taken by the Issuer's board of directors or management, market conditions, general economic and industry conditions, the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, and other investment considerations, the Reporting Persons may from time to time acquire additional securities of the Issuer, dispose of some or all of the securities beneficially owned by them, or continue to hold the securities reported herein.

Except as set forth in this Item 4, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions specified in Items 4(a) through 4(j) of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Each of the Reporting Persons may be deemed to beneficially own 315,295 shares of Common Stock, representing approximately 21.5% of the outstanding Common Stock of the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose:
Alpine Fox Capital LLC has shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of, 315,295 shares of Common Stock. Alpine Fox Capital LLC does not have sole power to vote or direct the vote of, or sole power to dispose or direct the disposition of, any shares of Common Stock. Alpine Fox Capital LLC shares such voting and dispositive power with Alpine Fox, LP by virtue of Alpine Fox Capital LLC's position as the general partner of Alpine Fox, LP.

Alpine Fox, LP has shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of, 315,295 shares of Common Stock. Alpine Fox, LP does not have sole power to vote or direct the vote of, or sole power to dispose or direct the disposition of, any shares of Common Stock. Alpine Fox, LP shares such voting and dispositive power with Alpine Fox Capital LLC, its general partner.
Transactions in the class effected during the past sixty days: During the period from September 22, 2026 through September 30, 2026, the Reporting Persons, through Alpine Fox, LP, purchased an aggregate of 315,295 shares of Common Stock in open market transactions at a weighted average purchase price of $1.1756 per share. No transactions in the Common Stock were effected by Alpine Fox Capital LLC during the past sixty days, except to the extent it may be deemed to have beneficially owned the shares purchased by Alpine Fox, LP as general partner of Alpine Fox, LP.
Other persons with the right to receive dividends or sale proceeds: Not applicable. No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Alpine Fox Capital LLC is the general partner of Alpine Fox, LP and, in such capacity, has the power to vote and dispose of the securities of the Issuer held by Alpine Fox, LP.

Alpine Fox Capital LLC and Alpine Fox, LP are filing this Schedule 13D jointly pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. A copy of the joint filing agreement of the Reporting Persons is filed as Exhibit A hereto.

Except as described above, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 Joint Filing Agreement
Exhibit 2 Identification of Relevant Subsidiary

## Signatures
- Alpine Fox Capital LLC: /s/ Michael Alfred, Manager (10/01/2026)
- Alpine Fox, LP: /s/ Michael Alfred, Manager of Alpine Fox Capital LLC, the general partner (10/01/2026)